787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

VIA EDGAR

November 18, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SunAmerica Series Trust
Securities Act File No. 033-52742
Investment Company Act File No. 811-07238
Post-Effective Amendment No. 89

Ladies and Gentlemen:

On behalf of SunAmerica Series Trust (the “Trust”), a Massachusetts business trust, I hereby transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 89 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A.

The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act in order to add seven new series to the Trust, the SA Fixed Income Index Portfolio, the SA International Index Portfolio, the SA Mid Cap Index Portfolio and the SA Small Cap Index Portfolio (each, an “Index Fund”) and the SA Index Allocation 60/40 Portfolio, the SA Index Allocation 80/20 Portfolio and the SA Index Allocation 90/10 Portfolio (each, an “Asset Allocation Fund”). Each Index Fund seeks investment results that correspond with the performance of a designated index by investing substantially all of its net assets in securities included in the designated index. Each Asset Allocation Fund seeks growth of capital and certain of the Asset Allocation Portfolios secondarily seek current income. Each Asset Allocation Fund seeks to achieve its investment objective by investing specified percentages of its assets in underlying funds, including the Index Funds, that invest primarily in equity securities and fixed income securities. It is proposed that the Amendment will become effective on February 1, 2017 pursuant to Rule 485(a)(2) under the 1933 Act.

Should members of the Staff have any questions or comments concerning the Amendment, they should call the undersigned at (212) 728-8037.

Very truly yours,

/s/ Stacey P. Ruiz

Stacey P. Ruiz

Enclosures

NEW YORK     WASHINGTON     HOUSTON     PARIS     LONDON     FRANKFURT     BRUSSELS     MILAN     ROME

in alliance with Dickson Minto W.S., London and Edinburgh

cc:	Christopher J. Tafone, Esq., SunAmerica Asset Management, LLC
Kathleen D. Fuentes, Esq., SunAmerica Asset Management, LLC
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP